Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Straight Path Communications Inc.
Commission File No.: 1-36015

Partial transcript of Q1 2017 AT&T Inc. Earnings Call
EVENT DATE/TIME: APRIL 25, 2017 / 8:30PM GMT

John Joseph Stephens - AT&T Inc. - CFO and Senior EVP

While this made first quarter capital spending levels higher year-over-year, our CapEx guidance remains unchanged. This also is a key strategic quarter for AT&T. We've made several significant moves that put us in a strong spectrum position for the future. Signing an agreement to acquire FiberTower, a whole [ lore ] of 39 gigahertz millimeter wave spectrum. And we were rewarded the FirstNet contract to build and operate a national first responders network. And earlier this month, we announced our intention to acquire Straight Path.

We have now been informed by Straight Path that their board has received a superior proposal. Under our existing contract with Straight Path, we have the right to negotiate with the company over the next 5 business days to match or exceed the new bid. We will evaluate the situation and make a decision in that time frame.

Randall L. Stephenson - AT&T Inc. - Chairman, CEO and  President

Now this fiber footprint is proving to be a huge competitive advantage as the industry's moving towards 5G. We're also leading the industry in software-defined networking, and this is the driving force behind our cost structure, and it's also changing how we deliver new services. And then on spectrum, it became clear several years ago, as we began to anticipate a world of premium mobile video, that spectrum would be the difference maker. So we took a deliberate, strategic approach to building up our position. And today, we have the leading spectrum position in the U.S. And I'm going to discuss that more here in a moment.

All these investments are creating a very unique platform for what we think is a very unique customer base. It's 147 million mobile subscribers, 47 million pay TV subscribers, a fast-growing OTT video service and 16 million broadband subscribers.

And if you look at Slide 11, I now want to drill down on the spectrum position that we've spoken on a lot here on this call. We picked up 20 megahertz of nationwide mid-band spectrum with our WCS acquisition back in 2012. Recall, this is already picked up a lot of companies, and the FCC helped us get these licenses for mobile broadband. Then we bought another 20 megahertz of mid-band spectrum in the 2015 spectrum auction, and that block covers virtually the entire country.

And then after extensive assessment of the FirstNet RFP, we set winning the contract as a top priority for this company. We worked it hard and our effort paid off last month. And along with winning FirstNet, we get another 20 megahertz of premium low-band Spectrum to build this network. And then any surplus capacity can be used for our commercial customers. Then finally, we shut down our analog 2G network last year, and we're redeploying that spectrum nationwide as well.

So you add it all up, we now have more than 60 megahertz of fallow spectrum that were ready to light up, and we'll be deploying all the bands simultaneously starting this fall when states begin to opt in to the FirstNet. The efficiencies we'll gain from climbing the tower once to put up multiple bands of spectrum, those efficiencies are significant. And we're going to see those cost savings and the network performance materialize immediately, and then throughout the life of this multiyear build-out.

And so with that, let's talk about 5G. As you know, it requires higher-band spectrum that can transmit huge amounts of data over a very short distances. So earlier this year, we announced our first millimeter wave acquisition with FiberTower. And this gives us a very nice nationwide deep footprint in the higher bands. We filed for the license transfer, and we expect the FCC to approve this in late summer.

And then a few weeks ago, we announced our intent to acquire Straight Path and its nationwide millimeter licenses. And there's now a competing offer, as John pointed out, and we're going to be evaluating that over the next few days and decide how to respond. The bottom line, we built the overall leading spectrum position is going to allow us to fulfill our goal. And our goal is to put 1 gig speeds in our customer's hand no matter where they are on our network.

John Christopher Hodulik - UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group, and Telco and Pay TV Analyst

Maybe first on the -- first on the satellite businesses, the linear TV. Are you guys seeing cannibalization from the DIRECTV Now product? And the churn you mentioned, is there way you could describe it to maybe traditional competitors versus these over-the-top guys and have you seen that accelerate since the launch of the YouTube TV a few weeks ago? That's first. And then maybe on the Straight Path and FiberTower deals. Could you just comment on how quickly you think that gets deployed? And is the holdings of the millimeter wave spectrum that you would have if you were able to successfully complete the Straight Path transaction, is that sort of what you need to sort of fulfill your sort of 5G initiatives?

Randall L. Stephenson - AT&T Inc. - Chairman, CEO and  President

I'll start, John, and I'll let John Stephens clean up after me, okay? On the satellite question, there's obviously some cannibalization of DIRECTV Now, but it's fairly nominal, to be quite honest with you. This -- the satellite churn that I referenced, I mean, it is heavily concentrated, John. And in those customers where we just had a stand-alone TV product, it's not bundled with broadband or it's not bundled with our wireless service. And so, obviously, it's a world where the integrated offers are what's winning in the marketplace. And so you can figure out who were losing those subscribers, too, it's traditional cable players. And so this is where we're going to have to get aggressive in a number of areas, moving aggressively on bundling these satellite customers with our wireless offers and also doing some new things in the marketplace that we think can shore this up. But it's no secret where these are coming from. It's coming from integrated offers from other players in the market. And where we have multiproduct bundles in the marketplace, those customers, the churn rates continue to be very strong. And in fact, you saw phone churn, 0.9%. You put TV or broadband with it, and those churn rates just get even better. So we continue to be big, big advocates of the integrated bundle and multiple service bundles. And so we [ don't see that change as ] going to require us to get a little more aggressive on those single-play stand-alone TV offers. On Straight Path and FiberTower, so we've talked at length about when the standards are going to be out for 5G. I think we're now in 2018 time horizon. And so having equipment and handsets, we're talking 2019 before we start deploying at 2020. You probably have what I would call scale offerings. If we get both Straight Path and FiberTower accomplished, it pretty much builds our spectrum requirements we need for a long period of time as it relates to 5G deployment, John. So right now, this is all preparing for the future of 5G. And the standards are on track, and we hope to be deploying and putting this spectrum to work in the 2018, 2019 time frame, scaling in 2020.

John Joseph Stephens - AT&T Inc. - CFO and Senior EVP

John, with regard to that, as Randall said, the FiberTower itself gives us a base of 39 gigahertz nationwide to really build on and plan on. And then, so that in and of itself is a great starting point and gives our network team an opportunity to incorporate that planning into our project evolution in this next generation network. When you look at Straight Path, it really has 2 holdings. The 39 gigahertz, which would complement FiberTowers and give us that depth that we would prefer, and so that would be great. But it also has a strong 28 gigahertz speed, which we could incorporate into our network and use that way, or we could, as we've done in the past, use it as an opportunity for spectrum swaps to take advantage of other opportunities. I can give you a perfect example. This last quarter, I mentioned that we got about $100 million gain on the spectrum swap with Verizon, where we traded some PCS and AWS-3 licenses to get both of ourselves on a better position to serve our customers. So that's where it leave us. The 39 gigahertz would be a great depth of position. And quite frankly, with FiberTower, an opportunity to really plan on that build as we go into project evolution.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T Inc. and Straight Path Communications, Inc., constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.  Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and Straight Path Communications, Inc. and are subject to significant risks and uncertainties outside of our control.  This presentation may contain certain non-GAAP financial measures.  Reconciliations between the non- GAAP financial measures and the GAAP financial measures are available on the company's website at www.att.com/investor.relations. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Straight Path Communications, Inc. stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, and (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner.  Discussions of additional risks and uncertainties are contained in AT&T Inc.'s and Straight Path Communications, Inc.'s filings with the Securities and Exchange Commission.  Neither AT&T Inc. nor Straight Path Communications, Inc. is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

The "quiet period" for FCC Spectrum Auction 1000 (also known as the 600 MHz incentive auction) is now in effect. During the quiet period, auction applicants are required to avoid discussions of bids, bidding strategy and post-auction market structure with other auction applicants.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T Inc. and Straight Path Communications, Inc.  In connection with the proposed merger, AT&T Inc. intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  STOCKHOLDERS OF STRAIGHT PATH COMMUNICATIONS, INC. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T Inc. and Straight Path Communications, Inc., without charge, at the SEC's website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T Inc. will be made available free of charge on AT&T Inc.'s investor relations website at http://www.att.com.  Copies of documents filed with the SEC by Straight Path Communications, Inc. will be made available free of charge on Straight Path Communications, Inc.'s investor relations website at http://spathinc.com/investors/.

Participants in Solicitation

AT&T Inc. and its directors and executive officers, and Straight Path Communications, Inc. and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Straight Path Communications, Inc. common stock in respect of the proposed merger.  Information about the directors and executive officers of AT&T Inc. is set forth in the proxy statement for AT&T Inc.'s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 10, 2017.  Information about the directors and executive officers of Straight Path Communications, Inc. is set forth in the proxy statement for Straight Path Communications, Inc.'s 2017 Annual Meeting of Stockholders, which was filed with the SEC on November 22, 2016.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.